March 29, 2021

BY EDGAR

Mara Ransom

Daniel Morris

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Healthwell Acquisition Corp. I
Registration Statement on Form S-1
Filed February 23, 2021
File No. 333-253418

Ladies and Gentlemen:

On behalf of our client, Healthwell Acquisition Corp. I (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 25, 2021, relating to the Company’s Registration Statement on Form S-1 filed via EDGAR on February 23, 2021.

The Company is concurrently filing via EDGAR Amendment No.1 to the Form S-1 (the “Amendment No.1”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Our warrant agreement will designate the courts of the State of New York, page 59

1.

Please revise the third paragraph of this risk factor to clarify that plaintiffs who are unable to bring their claims in the judicial forum they find favorable may be required to incur additional costs litigating actions which are subject to the exclusive forum provisions.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 60 of Amendment No. 1 to address the Staff’s comment.

Expressions of Interest, page 122

2.	We note your disclosure that your anchor investors have each indicated an interest in purchasing up to 9.9% of the units in the offering. Please revise your disclosure to

March 29, 2021 Page 2

identify the anchor investors and disclose the timing and circumstances under which the investors became aware of the offering and expressed to you their intention to participate. In light of the significant number of units that will be purchased if each of the anchor investors fulfill their commitment to buy 9.9% of the 25 million units to be sold in this offering, please revise your disclosures elsewhere in the prospectus as appropriate, such as the total number and percentage of shares that will be held by the anchor investors, your sponsor and officers and directors with a view to putting into context your statement that “a smaller portion of the affirmative votes from other public shareholders would be required to approve [y]our initial business combination.” As the amount of indications of interest become known, please revise accordingly.

Response: As discussed with the Staff, the Company is supplementally providing the Staff with information regarding the timing and circumstances under which the investors became aware of the offering. The Company’s management contacted the anchor investors on a confidential basis regarding investing in the sponsor in connection with the sponsor’s raising the capital required for the purchase of the private placement warrants. The investors also expressed an interest in purchasing in the public offering. The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 21 and 122 of Amendment No. 1 to address the Staff’s comment.

3.	Please file the agreements between the sponsor and the anchor investors as exhibits to the registration statement, given the provisions that relate to you that appear to be contained in the exhibits.

Response: In response to the Staff’s comment, the Company has filed as Exhibit 99.1 to Amendment No. 1 the form of the subscription agreement between the sponsor and each anchor investor.

* * * * * * *

If you have any questions, please feel free to contact me at (312) 558-3203. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Carol Anne Huff

Carol Anne Huff

cc:	Alyssa J. Rapp, Chief Executive Officer, Healthwell Acquisition Corp. I